PROMISSORY NOTE

Principal Amount:  $150,000.00                              Dated: May 29, 2002
Maturity Date:  May 29, 2003


For value received, Arkona, Inc., a Delaware corporation with an address at 10542 South Jordan Gateway, Suite 200, South Jordan, Utah 80495 (the "Maker") promises to pay Alan Rudd at 6769 Walker Mill Drive, Salt Lake City, Utah 84121 (the "Holder"), the principal sum of One Hundred Ten Thousand Dollars and No/Cents ($150,000.00) lawful money of the United States of America, with interest from the date hereof at the rate of 12 percent simple interest per annum on the terms hereinafter set forth.

1.  Payment Terms

o Interest. Interest is due on the last day of each quarter with "quarters" being determined form the issuance date of this Note. Interest is calculated on a "simple" basis, i.e. one-fourth of the Interest Rate is due at the end of each quarter.

o        All amounts are stated and payable in U.S. Dollars.

 2. Prepayment Limitation

The Maker may prepay any and all principal at any time. If only a portion of the Principal Amount is repaid, no interest need to be concurrently repaid (unless due). However, if the entire principal amount is repaid, or that portion of principal which extinguishes the balance of the principal, then all accrued interest must also be paid to effect cancellation of the entire obligation.

3. Convertibility

This note shall be convertible to Arkona Inc. common stock solely at the holders option, at any time during the term of the note. The conversion rate shall be at $0.20 per share

4.  Default Interest

Any principal or interest not paid when due, in addition to being an Event of Default, shall bear interest thereafter at the aforesaid rate plus five percent per annum simple interest.

5.  Events of Default

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) Maker shall have made an assignment for the benefit of creditors or composition with creditors; or, any proceeding relating to Maker under any bankruptcy, bankruptcy reorganization, receivership, dissolution liquidation law or statute of any jurisdiction, whether now or hereafter in effect is commenced by or against Maker.

(b) Any representation or warranty made by Maker in the Agreement shall be false or misleading in material respect; or

(c) Maker shall breach or fail to take any actions required, obligated, or necessary to maintain or fulfill the Agreement, and fail to cure same within thirty (30) calendar days of discovering such fact or receiving notice of such fact; or

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(d) Maker shall fail to make a timely interest  payment or principal  repayment.
"Timely" shall mean within thirty (30) calendar days of when it was due.

6.        Acceleration;Remedies

Should any Event of Default occur hereunder, then Holder, at its option and without notice to Maker, unless expressly required elsewhere, may declare immediately due and payable the entire unpaid balance of principal and all other sums due by Maker hereunder with interest accrued thereon at the Default Rate as set forth herein; and, payment thereof may be enforced by liquidating the collateral. "Liquidation" shall mean the Holder may dispose of the Stock by any commercially reasonably means to satisfy the Maker's obligation. "Dispose of the Stock by any commercially reasonable means" includes: sale, assignment, hypothecation, transfer, or other any method. If Holder employs counsel to enforce this Note to ensure title and liquidation of the collateral, such cost shall be taken out of any proceeds obtained in such liquidation. Holder, after deducting said interest, late fees, principal repayment amount, legal charges, other costs associated with the liquidation, or other costs realized by the Lessee, shall refund any excess monies to the Maker. "Monies" shall be interpreted strictly as cash receipts realized by the Holder. The definition shall not include non-monetary benefits, credit lines, or other benefits which the Holder may enjoy from deployment of such collateral.

Notwithstanding anything to the contrary in this Note or any related agreement, Maker shall retain a right of redemption in accordance with Section 9-506 of the Uniform Commercial Code.

Any collateral held under the Collateral Loan Agreement may be sold, assigned, hypothecated, or otherwise disposed of to recover amounts enumerated above.

The Holder accepts no liability as to price, purchaser, or other considerations in the disposition of such collateral, other than a covenant to use good faith and prudent judgment to maximize the price in any such sale; and, the Maker waives any right through arbitration or legal remedy to seek to make Holder accountable for such.

7.  Partial Invalidity

If any provision of this Note is held to be invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Note shall remain in full force and effect and shall be liberally construed in favor of Holder in order to effect the provisions of this Note. In addition, in no event shall the rate of interest exceed the maximum rate of interest permitted to be charged by applicable law (including the choice of law rules) and any interest paid in excess of the permitted rate shall be refunded to Maker. Such refund shall be made by application of the excessive amount of interest paid against any sums outstanding and shall be applied in such order as Holder may determine. If the excessive amount of interest paid exceeds the sums outstanding, the portion exceeding the said sums outstanding shall be refunded in cash by Holder. Maker agrees, however, that in determining whether or not any interest payable under this Note exceeds the highest rate permitted by law, any non-principal payment, including without limitation prepayment fees and late charges, shall be deemed to the extent permitted by law to be an expense, fee, premium or penalty rather than interest.

8.  Waivers by Holder

Holder shall not be deemed, by any act of omission or commission, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder, and then only to the extent specifically set forth in the writing. A waiver on one event shall not be construed as continuing or as a bar to or waiver of any right or remedy to a subsequent event.

9.  Governing Law

This instrument shall be governed by and construed according to the laws of the state of Utah.

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10.  Parties

Whenever used, the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the word "Holder" and "Maker" shall be deemed to include the respective successors and assigns of Holder and Maker.

IN WITNESS WHEREOF, Maker has hereby executed this Note on the day and year first above written.

Arkona, Inc. (Maker)

/s/ Stephen Russo
-----------------------------
    Stephen Russo
    Chief Financial Officer
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